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                   Plan and Agreement of Distribution

This plan and agreement is made by and between Strategist Growth and Income Fund, Inc. (the "Company") on behalf of its underlying series funds, and American Express Service Corporation ("AESC"), the principal underwriter of the Company, for distribution services to the Company.

The Plan and Agreement has been approved by members of the Board of Directors (the "Board") of the Company who are not interested persons of the Company and have no direct or indirect financial interest in the operation of the plan or any related agreement, and all of the members of the Board, in person, at a meeting called for the purpose of voting on the plan and agreement.

The Plan and Agreement provides that:

1. The Company will reimburse AESC for all sales and promotional expenses attributable to the sale of the Company's shares, including sales commissions, business and employee expenses charged to distribution of shares, and corporate overhead appropriately allocated to the sale of shares.

2. The amount of the reimbursement shall be equal on an annual basis to 0.25% of the average daily net assets of the Company. The amount so determined shall be paid to AESC in cash within five (5) business days after the last day of each month. AESC agrees that if, at the end of any month, the expenses of the Company, including fees under this agreement and any other agreement between the Company and AESC or American Express Financial Corporation, but excluding taxes, brokerage commissions and charges in connection with the purchase and sale of assets, exceed the most restrictive applicable state expense limitation for the Company's current fiscal year, the Company shall not pay fees and expenses under this agreement to the extent necessary to keep the Company's expenses from exceeding the limitation, it being understood that AESC will assume all unpaid expenses and bill the Company for them in subsequent months, but in no event can the accumulation of unpaid expenses or billing be carried past the end of the Company's fiscal year.

           Until September 30, 1997, AESC has agreed to waive fees and to absorb fund expenses under this Agreement. If, at the end of any month, the fees and expenses of the Fund under this Agreement and any other agreement between the Fund and AESC exceed 1.25% for Equity Income Fund, 1.3% for Total Return Fund, 1.25% for Equity Fund or 1.25% for Balanced Fund, the Fund shall not pay fees and expenses under this Agreement to the extent necessary to keep the Equity Income, Total Return, Equity and Balanced Funds' expense ratio from exceeding the limitation.
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3.         AESC agrees to provide at least quarterly an analysis
           of distribution expenses and to meet with representatives of the Company as reasonably requested to provide additional information.

4. The Plan and Agreement shall continue in effect for a period of more than one year provided it is reapproved at least annually in the same manner in which it was initially approved.

5. The Plan and Agreement may not be amended to increase materially the amount that may be paid by the Company without the approval of at least a majority of the Company's outstanding shares.

6. This agreement may be terminated at any time without payment of any penalty by a vote of a majority of the members of the Board who are not interested persons of the Company and have no financial interest in the operation of the plan and agreement, or by vote of a majority of the Company's outstanding shares, or by AESC. The Plan and Agreement will terminate automatically in the event of its assignment as that term is defined in the Investment Company Act of 1940.

Approved this 13th day of May, 1996.


STRATEGIST GROWTH AND INCOME FUND, INC.
  Strategist Balanced Fund
  Strategist Equity Income Fund
  Strategist Total Return Fund
  Strategist Equity Fund

By  /s/  James A. Mitchell
    James A. Mitchell
    President

AMERICAN EXPRESS SERVICE CORPORATION

By  /s/ Richard W. Kling
    Richard W. Kling
    Vice President